Exhibit 4.7

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of March 2, 2010, between DJSP Enterprises, Inc., an entity organized under the laws of the British Virgin Islands  (“DJSP”), DAL Group, LLC, a Delaware limited liability company (“DAL Group, LLC”), Professional Title and Abstract Company of Florida, LLC (“PTA”), Default Servicing, LLC (“DSI”), DJS Processing, LLC, a Delaware limited liability company (“DJS Processing,” and collectively with DAL Group, LLC, PTA and DSI the “Companies,” or individually, a “Company”) and Matthew S. Kayton (“Executive”).

In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Employment.  DJSP and the Companies shall each employ Executive, and Executive hereby accepts employment with each of DSJP and the Companies, upon the terms and conditions set forth in this Agreement, for the period beginning on the date of this Agreement and ending as provided in Section 5 of this Agreement (the “Employment Period”).

2. Defined Terms.

(a) An “Affiliate” is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

(b) “Base Salary” is defined in Section 4(a).

(c) “Base Salary Severance Benefit” is defined in Section 6(a).

(d) “Base Salary Severance 409A Cap” means two (2) times the lesser of: (I) the maximum dollar amount that may be taken into account under a qualified plan pursuant to Code Section 401(a)(17) for the year in which Executive’s employment is terminated or (II) the sum of Executive’s annualized compensation based upon the annual rate of pay for services to the Companies and DSJP for the taxable year prior to the taxable year in which the Executive’s termination occurs (adjusted for any increase during that year that was expected to continue indefinitely if Executive’s employment had not terminated).

(e) The “Board” means the Board of Directors of DJSP.

(f)  “Cause” means the occurrence of any of the following events, as determined by the Board in good faith:

(i) Executive’s theft, act of dishonesty or fraud involving DJSP, the Companies or their Affiliates, or intentional falsification of any records of DJSP, the Companies or their Affiliates;

(ii) Executive’s material breach of (A) this Agreement or of DJSP, the Companies or their Affiliate’s written policies applicable to the Executive; (B) the Confidentiality Agreement; (C) any other agreement with DJSP, the Companies or their Affiliates (1) covering the use or disclosure of confidential or proprietary information of DJSP, the Companies or their Affiliates, customers or clients, (2) covering ownership of intellectual property or restrictions on competition or (3) regarding solicitation of employees or agents;

(iii) Executive’s failure to perform Executive’s assigned duties for DJSP, the Companies or their Affiliates in a satisfactory manner, to the extent such assigned duties are reasonable and lawful, after written notice is delivered identifying the failure, and such failure is not cured within thirty (30) days following receipt of such notice;

(iv) Executive’s conviction (including plea of guilty or nolo contendere) of a crime involving (A) imprisonment or (B)  theft, dishonesty, fraud or moral turpitude;

(v) Executive’s fraudulent activities, gross negligence or willful misconduct in the performance of Executive’s assigned duties, to the extent such assigned duties are reasonable and lawful.

(g) “Code” means the Internal Revenue Code of 1986, as amended.

(h) “Code Section 409A” means Code Section 409A and the guidance issued thereunder.

(i) “Company” and “Companies” are defined in the preamble.

(j) “Confidentiality Agreement” means that certain Confidentiality and Noncompetition Agreement among Executive, DJSP, DAL Group, LLC, DJS Processing, PTA and DSI, dated as of the date of this Agreement.

(k)  “DAL Group, LLC” is defined in the preamble.

(l) “Disability” means Executive’s substantial inability to perform Executive’s duties for such period as would qualify Executive for benefits under the long-term disability insurance policy provided to Executive by DJSP or one of the Companies, if no such policy is provided, Executive’s disability which prevents Executive from performing, with or without a reasonable accommodation, substantially all of the duties assigned to the Executive for a continuous period exceeding six (6) months.  The determination of Disability shall be made by a medical board-certified physician mutually acceptable to DJSP, the Companies and Executive (or Executive’s legal representative, if one has been appointed), and if the parties cannot mutually agree to the selection of a physician, then each party shall select such a physician and the two physicians so selected shall select a third physician who shall make such determination.

(m) “DJSP” is defined in the preamble.

(n) “DJS Processing” is defined in the preamble.

(o)  “DSI” is defined in the preamble.

(p) “Employee Benefit Plan Payment” is defined as benefits, if any, due to Executive or Executive’s estate, surviving dependents or designated beneficiaries under the employee benefit plans and programs and compensation plans and programs (excluding this Agreement) maintained for the benefit of the officers and employees of DJSP or the Companies in which Executive participated at Executive’s termination date, to be paid at the same time and on the terms and conditions applicable under the relevant plan; provided, that Executive shall not accrue any additional benefit under any such employee benefit plans and programs and compensation plans and programs maintained by DJSP or the Companies following the date of Executive’s termination of employment.

(q) “Employment Period” is defined in Section 1.

(r) “Executive” is defined in the preamble.

(s) “Good Reason”  means the occurrence of any of the following events without Executive’s written consent, if Executive terminates employment within thirty (30) days following DJSP’s cure period set forth in, and subject to the requirements of, Section 6(b) of this Agreement:

(i) material diminution in Executive’s position, duties, responsibilities or status with DJSP, in each case after written notice is delivered by the Executive to DJSP, identifying the diminution;

(ii) any diminution in the Executive’s Base Salary then in effect, which reduces such Base Salary by ten percent (10%) or more, unless a greater reduction is required by Code Section 409A to constitute an “involuntary separation from service” or unless such reduction occurs in connection, and on a proportionate basis, with a general decrease in executive compensation at DJSP and the Companies;

(iii) a required relocation of the Executive’s principal place of employment of more than fifty (50) miles from the Executive’s then current place of employment, unless a relocation of a greater distance is required by Code Section 409A to constitute an “involuntary separation from service”; or

(iv) DJSP or a Company’s material breach of any provision in this Agreement after written notice is delivered by the Executive to DJSP or the Company identifying the breach.

(t) “Good Reason Notice” is defined in Section 6(b).

(u) “Release” is defined in Section 6(a).

(v) “Percentage” is defined as the percentage of the medical, dental and/or vision premiums subsidized by the Companies for the medical, dental, and/or vision premiums for the applicable plan the Executive was a participant in immediately prior to Executive’s termination of employment.

(w) “Severance Benefit” is defined in Section 6(a)

(x) “Severance Period” is defined in Section 6(a).

3. Position and Duties.

(a) During the Employment Period, Executive shall serve as the Executive Vice President and Chief Strategy Officer of DJSP and the Companies and shall have such duties, responsibilities, functions and authority as the President of DJSP and the Board may direct.

(b) Executive shall report to the President of DJSP and the Board.  Executive shall devote substantially his full business time and attention to the business and affairs of DJSP and the Companies and shall use his best efforts to advance the best interests of DJSP and the Companies.

4. Compensation and Benefits.

(a) Commencing on the date of this Agreement and throughout the Employment Period, Executive’s aggregate base salary shall be three hundred thousand dollars ($300,000) per annum and shall be reviewed annually for discretionary adjustment, if any, by the Board or the Compensation Committee of the Board (as modified from time to time, the “Base Salary”).  The Base Salary shall be payable to Executive by DJS Processing in regular installments in accordance with DJS Processing’s general payroll practices (in effect from time to time).

(b) During the Employment Period, Executive shall be entitled to participate in employee benefit programs for which other management-level employees of the Companies are generally eligible, except as otherwise determined by the Board.

(c) During the Employment Period, DJSP and the Companies shall reimburse Executive for all reasonable business expenses incurred by him in the course of performing his duties and responsibilities for DJSP and the Companies under this Agreement which are consistent with DJSP’s and the Companies’ policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to DJSP’s and the Companies’ requirements with respect to reporting and documentation of such expenses.  Executive shall submit requests for reimbursement under this Section 4(c) within the later of sixty (60) days after incurring an expense permitted under this Section 4(c) or sixty (60) days after receiving the bill for such expense and, to the extent that such expense is determined to be a reasonable business expense under this Section 4(c) by the employer from whom Executive is seeking reimbursement, Executive shall be reimbursed within thirty (30) days following Executive submitting such expense.

(d) During the Employment Period, the Executive shall be eligible to receive bonuses of up to 50% of Executive’s Base Salary, as determined by the Board in its sole discretion, payable at the time set forth in the applicable bonus program but no later than the fifteenth (15th) day of the third (3rd) month following the year in which the bonus is no longer subject to a “substantial risk of forfeiture” (as defined in Code Section 409A).

(e) Executive shall be entitled to take four (4) weeks of paid vacation annually and seven (7) days of paid time off (“PTO”) with no carryover of unused vacation or PTO time from one year to the next.  All vacation and PTO are fully vested and available for immediate use in accordance with applicable Company policy.  Prior to July 31, 2010, the Executive shall have no right to receive any accrued but unused vacation or PTO upon Executive’s termination of employment.  On or after July 31, 2010, Executive shall receive any unused vacation or PTO time in accordance with the terms of DJS Processing’s vacation policy in effect at the time of Executive’s termination of employment in a lump sum payment within thirty (30) days following Executive’s termination.

(f) In addition to the Base Salary, Executive is eligible to participate in DJSP equity incentive plans as determined by the Board or the Compensation Committee of the Board from time to time.  Grants under such equity incentive plans shall be governed by separate form agreements applicable to all participants in those plans.

5. Term.

(a) The Employment Period shall begin on the date of this Agreement and end on March 2, 2011, subject to earlier termination (i) by reason of Executive’s death or Disability, (ii) by DJSP or the Companies at any time for Cause, (iii) by DJSP or the Companies at any time without Cause, (iv) by Executive for Good Reason, or (v) voluntarily by Executive without Good Reason; and in the cases of (iv) and (v) above, pursuant to written notice to DJSP and each Company.  Notwithstanding the prior sentence, the Severance Benefit described in Section 6 shall continue for a period of twelve (12) months following the expiration of this Agreement.

6. Severance Benefit.

(a) Termination of Employment Period without Cause or for Good Reason.  If the Employment Period is terminated by Executive for Good Reason or DJSP and the Companies for any reason other than death, Disability or Cause, provided in each case that such termination constitutes a “separation from service” as defined in Code Section 409A, and upon Executive’s execution (without revocation) and delivery to DJSP and the Companies of a release (in the form attached hereto as Exhibit I) (the “Release”) within twenty-one (21) days following the date of Executive’s termination of employment, Executive shall be entitled to receive from DJS Processing:

(i) earned but unpaid Base Salary through the date of Executive’s termination and bonuses, if any, earned under the terms of the bonus at the date of the Executive's termination payable in accordance with normal payroll practices, but in no event commencing later than thirty (30) days following the date of Executive’s termination of employment;

(ii) continuation of Executive’s current Base Salary, as in effect at the time of termination, payable in the same manner and in accordance with existing payroll practices as the Executive’s Base Salary was paid prior to Executive’s termination of employment, beginning as soon as possible after the effective date of the Release, but no later than thirty (30) days following the date of Executive’s termination of employment for a period of twelve (12) months following the termination date (the “Severance Period”) (the benefit provided for under this Section 6(a)(ii) shall be referred to as the “Base Salary Severance Benefit”); provided, that if Executive is a “specified employee” (as defined under Code Section 409A) on the date of Executive’s termination of employment, such Base Salary Severance Benefit shall be bifurcated to the extent necessary to provide Executive with the following: (A) for payments of Base Salary Severance occurring during the first six (6) months following Executive’s termination date, an aggregate payment not to exceed the Base Salary Severance 409A Cap and (B) to the extent Executive’s Base Salary Severance Benefit is limited by operation of the Base Salary Severance 409A Cap, any amounts of the Base Salary Severance Benefit limited by operation of the Base Salary Severance 409A Cap shall be paid pursuant to Section 6(e) of this Agreement.  The payment of the amount of the Base Salary Severance Benefit which does not exceed the Base Salary Severance 409A Cap is intended to be made pursuant to a “separation pay plan due to involuntary separation from service” pursuant to Treas. Reg. Section 1.409A-1(b)(9)(iii).

(iii) payment of the bonus Executive would have been entitled to in the year Executive’s employment is terminated, to the extent as of Executive’s termination date the applicable performance goals had already been met, payable at the time set forth in the applicable bonus program but no later than the fifteenth (15th) day of the third (3rd) month following the year in which Executive’s employment is terminated;

(iv) reimbursement for the Percentage of the Executive’s COBRA costs (to the extent applicable) for a period of up to twelve (12) months following the Executive’s termination date in any group medical, dental and vision benefit plans provided by DJS Processing, in effect immediately prior to the Executive’s termination date; and

(v) any Employee Benefit Plan Payment.

The payments and benefits under Sections 6(a)(ii), (iii), and (iv) of this Agreement shall be referred to as the “Severance Benefit.”

(b) Termination of Employment Period for Good Reason.  If Executive believes that Executive has grounds for termination for Good Reason, Executive shall provide written notice of the existence of the condition constituting Good Reason to DJSP and each Company within ninety (90) days of the date that the condition arises (the “Good Reason Notice”) and shall provide DJSP and each Company with a period of not less than thirty (30) days in which to cure the condition and during such cure period DJS Processing shall not be required to pay the Severance Benefit associated with a termination for Good Reason.  The submission of such written notification by Executive shall not constitute Cause for DJSP or any Company to terminate Executive.

(c) Termination of Employment Period for Cause or by Executive Without Good Reason.  If the Employment Period is terminated by DJSP and the Companies for Cause, or by Executive’s voluntary termination of employment (other than a termination for Good Reason), Executive shall receive the following from DJS Processing: (i) earned but unpaid Base Salary through the date of Executive’s termination and bonuses, if any, earned under the terms of the bonus at the date of the Executive's termination payable in accordance with normal payroll practices but in no event commencing later than thirty (30) days following the date of Executive’s termination of employment and (ii) any Employee Benefit Plan Payment.

(d) Termination of Employment Period – Death or Disability. If the Employment Period is terminated due to Executive’s death or Disability, Executive (or, if applicable, his estate or representative) shall receive the following DJS Processing: (i) earned but unpaid Base Salary through the date of Executive’s termination and bonuses, if any, earned under the terms of the bonus at the date of the Executive's termination payable in accordance with normal payroll practices but in no event later than thirty (30) days following the date of Executive’s termination of employment and (ii) any Employee Benefit Plan Payment.

(e) Special 6-Month Delay Rule for Severance Benefit. Notwithstanding the foregoing, if at the time of termination the Executive constitutes a “specified employee” (as defined under Code Section 409A), commencing on the date that Executive is terminated, in connection with the Severance Benefit, Executive shall receive (i) the amount not in excess of the Base Salary Severance 409A Cap and the benefits that are excepted from compliance with Code Section 409A according to the terms of this Agreement or other plans or arrangements covering such payments and (ii) the remaining payments in excess of the Base Salary Severance 409A Cap and the benefits not excepted from Code Section 409A shall be suspended for a six-month period beginning on the date of Executive’s termination of employment and paid in a lump sum payment upon the earlier of (A) the first day of the seventh (7th) month following Executive’s termination of employment or (B) the date of Executive’s death, with any remaining payments occurring on their regularly scheduled payment dates.  Any payments, including amounts suspended under Code Section 409A, made later than ten (10) days following the date of Executive’s termination (or applicable due date under this Section 6) for whatever reason, shall include interest at a then reasonable money market rate, which shall begin accruing on the tenth (10th) day following the date of Executive’s termination (or applicable due date under this Section 6).

7. No Mitigation or Duty to Seek Reemployment.  Executive shall be under no duty or obligation to seek or accept other employment after termination and shall not be required to mitigate the amount of any payments provided for by this Agreement by seeking employment or otherwise.  The Severance Benefit shall not be reduced or suspended if the Executive accepts other employment, except that DJSP and the Companies shall not be required to continue any health or welfare benefits that may otherwise be due to the Executive solely to the extent that the Executive becomes covered under employer-sponsored health plan made available by such new employer.

8. Survival.  Sections 6 through 22 (other than Sections 16 and 19) shall survive and continue in full force and effect in accordance with their terms notwithstanding the termination of the Employment Period.

9. Severability.  If any one or more of the terms, provisions, promises, covenants or conditions of this Agreement or the application thereof to any person or circumstance shall be adjudged to any extent invalid, unenforceable, void or voidable for any reason whatsoever by a court of competent jurisdiction or an arbitration tribunal, such provision shall be as narrowly construed as possible, and each and all of the remaining terms, provisions, promises, covenants and conditions of this Agreement or their application to other persons or circumstances will not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.  To the extent this Agreement is in violation of any applicable laws, the parties shall negotiate in good faith to amend this Agreement, to the extent possible consistent with its purposes, to conform to applicable laws.  None of the parties to this Agreement shall claim or assert illegality as a defense to the enforcement of this Agreement or any provision hereof.

10. Complete Agreement.  This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11. Enforcement.  In the event any party to this Agreement resorts to legal action to enforce or interpret any provision of this Agreement, the prevailing party will be entitled to recover the costs and expenses of such action so incurred, including reasonable attorney’s fees.

12. Effectiveness.  The parties may execute this Agreement in separate counterparts, each of which shall be deemed an original and all of which together will constitute one and the same instrument.  To the extent signed and delivered by means of a facsimile machine or other electronic transmission (including transmission in portable document format by electronic mail), this Agreement shall be treated in all manners and respects and for all purposes as an original and shall have the same binding legal effect as if it were the original signed version thereof delivered in person.  None of the undersigned shall raise the use of a facsimile machine or other electronic transmission to deliver a signature or the fact that such signature was transmitted or communicated through the use of a facsimile machine or other electronic transmission as a defense to the enforceability of this Agreement and each of the undersigned forever waives any such defense.

13. Successors and Assigns.  This Agreement will be binding upon and inure to the benefit of DJSP and each Company and any successor to any of them (to which this Agreement may be assigned), including without limitation any persons acquiring directly or indirectly all or substantially all of the business or assets of DJSP or any Company, whether by purchase, merger, consolidation, reorganization or otherwise (and such successor shall thereafter be deemed DJSP or a Company, as the case may be, for the purposes of this Agreement).  This Agreement will inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees and legatees, but otherwise will not otherwise be assignable, transferable or delegable by Executive.

14. Governing Law; Venue; Jurisdiction.  This Agreement, and all matters arising under or related hereto, shall be governed according to the laws of the State of Florida, without respect to its conflict of law principles.  Each party hereby consents to the exclusive jurisdiction of the courts of the State of Florida and of the United States of America in the County of Broward for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each party agrees not to commence any action, suits or proceeding relating thereto except in such courts).

15. Amendment of Agreement.  This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.  The parties agree that this Agreement may be amended solely to the extent necessary to bring it into compliance with applicable law, including, but not limited to, Code Section 409A.

16. Insurance.  DJS Processing or the Companies may, at their discretion, apply for and procure in their own name and for their own benefit life and/or disability insurance on Executive in any amount or amounts considered advisable.  Executive agrees to cooperate in any medical or other examination, supply any information and execute and deliver any applications or other instruments in writing as may be reasonably necessary to obtain and constitute such insurance.

17. Executive’s Cooperation.  During the Employment Period and thereafter, Executive shall cooperate with DJSP and each Company in any internal investigation or administrative, regulatory or judicial proceeding as reasonably requested by DJSP or a Company (including, without limitation, Executive being reasonably available to DJSP and each Company upon reasonable notice for interviews and factual investigations, appearing at the request of DJSP or any Company to give testimony without requiring service of a subpoena or other legal process, volunteering to DJSP or any Company all pertinent information and turning over to DJSP or any Company all relevant documents which are or may come into Executive’s possession, all at times and on schedules that are reasonably consistent with Executive’s other permitted activities and commitments).  In the event DJSP or any Company requires Executive’s cooperation in accordance with this Section 17 after the end of the Employment Period, DJSP or such Company, as the case may be, shall pay Executive a per diem reasonably determined by the relevant Board and reimburse Executive for reasonable expenses incurred in connection therewith (including lodging and meals, upon submission of receipts).

18. Code Section 409A.  It is intended that the payments under this Agreement shall be exempt from or in compliance with Code Section 409A, and DJSP and each Company reserves the right to amend the terms of the Agreement if necessary either to exempt the payments or comply with Section 409A, as applicable.  However, in no event shall DJSP or the Companies be responsible for any tax or penalty owed by the Executive or Executive’s spouse or beneficiary, with regard to any benefit provided for under this Agreement.

19. Tax Withholding.  DJSP and/or any Company may withhold amounts from any payments made to Executive under this Agreement to satisfy all applicable Federal, State, local or other income (including excise) and employment withholding taxes.  In the event DJSP and each Company fails to withhold such sums for any reason, or withholding is required for any non-cash payments provided in connection with any benefits paid to Executive pursuant to this Agreement, DJSP or any Company may require the Executive to promptly remit to DJSP or a Company sufficient cash to satisfy all applicable income and employment withholding taxes.

20. Excess Parachute Payments.  It is the intent of the parties hereto that no amount payable pursuant to the terms of this Agreement shall cause any payment or transfer by the Companies or DJSP for the benefit of Executive, whether paid or payable (or transferred or transferable) pursuant to the terms of this Agreement or otherwise (a “Payment”), to be subject to taxation under Code Section 4999 as an “excess parachute payment” as defined in Code Section 280G.  To the extent that it is determined that a Payment constitutes an “excess parachute payment,” the Payment will be reduced to the highest amount permissible under Code Sections 280G and 4999 as necessary to prevent Executive from becoming subject to the excess parachute payment excise tax under Code Section 4999 and as necessary to prevent the Companies or DJSP from losing all or part of its compensation deduction for such payment to the extent such deduction is applicable.

21. Construction.

(a) All references in this Agreement to “Sections” and “Exhibits” refer to the Sections and exhibits of this Agreement.  The Section headings and titles appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe, or describe the scope or extent of such Section or in any way affect this Agreement or the interpretation hereof.

(b) All references to “$” or “dollars” will be to United States dollars and all references to “days” will be to calendar days unless otherwise specified.

(c) As used in this Agreement, neutral pronouns and any variations thereof shall be deemed to include the feminine and masculine and all terms used in the singular shall be deemed to include the plural, and vice versa, as the context may require.

(d) The words “hereof”, “herein” and “hereunder” and other words of similar import refer to this Agreement as a whole, as the same may from time to time be amended or supplemented, and not to any subdivision contained in this Agreement.

(e) The word “including” when used herein is not intended to be exclusive and means “including, but not limited to.”  The word “or” when used herein is not intended to be exclusive unless the context clearly requires otherwise.

(f) The exhibits hereto will be deemed to be incorporated in and an integral part of this Agreement.

(g) All provisions of this Agreement have been mutually negotiated and drafted.  The provisions of this Agreement will be interpreted and construed in accordance with their fair meanings, and not strictly for or against any party, regardless of which party may have drafted this Agreement or any specific provision.

22. Claims Procedures for Severance Benefit. Exhibit II contains claims procedures for the Severance Benefit and disclosures intended to meet the Summary Plan Description requirements under the Employee Retirement Income Security Act of 1974, as amended for the Severance Benefit.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

DJSP ENTERPRISES, INC.

By:
Name:      David J. Stern
Its:           President

DAL GROUP, LLC

By:
Name:      David J. Stern
Its:           President

DJS PROCESSING, LLC

By:
Name:      David J. Stern
Its:           President

PROFESSIONAL TITLE AND ABSTRACT COMPANY OF FLORIDA, LLC

By:
Name:      David J. Stern
Its:           President

DEFAULT SERVICING, LLC

By:
Name:      David J. Stern
Its:           President

Matthew S. Kayton

EXHIBIT I

[date]

Dear Mr. Kayton:

This letter will confirm the agreement between you and DJSP Enterprises, Inc. (“DJSP”), DAL Group, LLC, DJS Processing, LLC (“DJS Processing”), Professional Title and Abstract Company of Florida, LLC (“PTA”), Default Servicing, LLC (“DSI”) and their Affiliates (DJSP, DAL Group, LLC, DJS Processing, DSI and PTA shall be referred to herein each a “Company” and collectively referred to herein as the “Companies”) as follows:

1.           Separation from the Company.  By signing this letter agreement you acknowledge that the termination of your employment with the Company will be effective on ____________ (the “Separation Date”).  As of the Separation Date, you will cease to be an employee of any Company, and you will no longer be required to fulfill any of the duties and responsibilities associated with your positions.  In addition, your Employment Agreement dated March 2, 2010 among you, DJSP, DAL Group, LLC, DJS Processing, PTA and DSI (the “Employment Agreement”) will terminate as of the Separation Date, except as otherwise provided therein.

2.           Severance Benefits.  In exchange for your execution of this letter agreement, including the Release in Section 3 and your continued compliance with that certain Confidentiality and Noncompetition Agreement dated as of March 2, 2010 between you and the Companies (the “Confidentiality Agreement”), the Companies agree to provide you with the “Severance Benefits” as defined in Section 6(a) of the Employment Agreement. Such Severance Benefits will not be provided until this letter agreement becomes effective and enforceable, and, subject to such condition, such Severance Benefits shall be payable no later than the time frames set forth in Section 6(a) of the Employment Agreement.  Such Severance Benefits shall not be considered compensation for purposes of any employee benefit plan, program, policy or arrangement maintained or hereafter established by the Company or any of its Affiliates (as defined below).  You understand that the Severance Benefits provided to you represent consideration for signing this letter agreement and are not salary, wages or benefits to which you were already entitled.  You also acknowledge and represent that you have already received everything (including, without limitation, all compensation, benefits and any other payment or form of remuneration of any kind) to which you were entitled by virtue of your employment relationship with each Company through the Separation Date.

3.           Release by You.

(a)           You (for yourself, your heirs, assigns or executors) release and forever discharge each Company, its Affiliates (as defined below), successor and assigns, and each of their respective directors, officers, members, agents, shareholders, employees attorneys and representatives (collectively, the “Company Entities”) from any and all claims, suits, demands, causes of action, contracts, covenants, obligations, debts, costs, expenses, attorneys’ fees, liabilities of whatever kind or nature in law or equity, by statute or otherwise whether now known or unknown, vested or contingent, suspected or unsuspected, and whether or not concealed or hidden, which have existed or may have existed, or which do exist, through the date this letter agreement becomes effective and enforceable, (“Claims”) of any kind, including, without limitation, those Claims which relate in any way to your employment with any Company or the termination of that employment, except those arising out of (i) the performance of this letter agreement, (ii) your rights under the employee benefit plans of any Company, (iii) your rights to accrued, unused vacation and PTO, (iv) your right to any indemnification by any Company pursuant to its articles of incorporation or organization, bylaws, operating agreement or limited liability company agreement, (v) your rights to coverage under any Company’s directors’ and officers’ insurance policy, (vi) your rights as a shareholder of DJSP (to the extent you continue to own capital shares or membership interests in any Company following the execution of this letter agreement), and (vii) your rights with respect to stock options or other similar equity-based incentives granted to you by DJSP as determined under the applicable plans and award agreements (to the extent such rights survive a termination of employment).  Such released claims include, without in any way limiting the generality of the foregoing language, any and all claims of employment discrimination under any local, state, or federal law or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Americans with Disabilities Act of 1990; the Age Discrimination in Employment Act of 1967 (“ADEA”), as amended (which prohibits discrimination in employment based on age); Older Workers Benefit Protection Act of 1990 (“OWBPA”) (which also prohibits discrimination in employment based on age).

(b)           In signing this letter agreement you acknowledge that you intend that it shall be effective as a bar to each and every one of the Claims hereinabove mentioned or implied.  You expressly consent that this letter agreement shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Claims), if any, as well as those relating to any other Claims hereinabove mentioned or implied.  You acknowledge and agree that this waiver is an essential and material term of this letter agreement and without such waiver the Companies would not have provided the Severance Benefits described in Section 2.  You further agree that in the event you bring your own Claim in which you seek damages against any Company, or in the event you seek to recover against any Company in any Claim brought by a governmental agency on your behalf, this release shall serve as a complete defense to such Claims.

(c)           By signing this letter agreement, you acknowledge that you:

(i)	have been given twenty-one days after receipt of this letter agreement within which to consider it;

(ii)	have carefully read and fully understand all of the provisions of this letter agreement;

(iii)	knowingly and voluntarily agree to all of the terms set forth in this letter agreement;

(iv)	knowingly and voluntarily agree to be legally bound by this letter agreement;

(v)	have been advised and encouraged in writing (via this agreement) to consult with an attorney prior to signing this letter agreement; and

(vi)
understand that this letter agreement, including the Release, shall not become effective and enforceable until the eighth day following execution of this letter agreement, and that at any time prior to the effective day you can revoke this letter agreement by delivering written notice of such revocation to ___________ no later than the seventh day after your execution of this letter agreement..

4.           No Pending Lawsuits and No Assignment of Claims.  You represent and warrant that you have not filed any Claim, lawsuit or charge against any of the Company Entities that will not be discharged as a result of this letter agreement, except as otherwise provided in Section 3(a) of this letter agreement.  You hereby promise never to file a lawsuit asserting any Claims that you have released in Paragraph 3, above.  In addition, to the extent any such proceeding or charge may be brought by anyone (including the EEOC), you expressly waive any Claim to any form of monetary or other damages, or any other form of recovery or relief in connection with any such action.  You further represent and warrant that you have not heretofore assigned or transferred, or purported to assign or transfer, to any person, firm, corporation or entity any Claim or other matter herein released by you.  Notwithstanding the foregoing, nothing herein shall prohibit you from challenging the validity of the ADEA or OWBPA waiver herein; however, in the event you unsuccessfully do so, you may be held liable for the Company Entities’ attorney’s fees and costs to the same extent that successful defendants are allowed attorney’s fees under the ADEA and/or OWBPA.

5.           Consequences of Your Violation of Promises.  If you breach this letter agreement including, but not limited to, by filing, bringing or participating in any Claims or actions contrary to your agreements and representations made herein, including, but not limited to, those in paragraphs 3 and 5 above, in addition to any other rights and remedies the Companies may have, (i) you will immediately repay to the Companies all amounts received by you hereunder; (ii) you shall forfeit all rights to any and all future payments and benefits, if any, to be provided under this letter agreement; and (iii) you agree to pay all costs and expenses, including reasonable attorneys’ fees, incurred by the Companies or any of the Company Entities in defending against such Claims or actions brought by you or on your behalf or in enforcing the terms of this letter agreement to the extent that the applicable court determines that your claim or defense had no merit.  The preceding sentence shall not apply to any Claims that you file under ADEA or OWBPA or any challenge that you make to the validity of the ADEA or OWBPA waiver contained in this letter agreement.

6.           Non-Disparagement.  You agree not to make, or cause to be made, any disparaging, negative or adverse remarks whatsoever, whether in public or private, and whether written, oral or otherwise, concerning any of the Company Entities or their respective businesses, products or services.  This paragraph does not apply to factual statements made in connection with legal proceedings, governmental and regulatory investigations and actions, and internal Company investigations or any other statement or disclosure required by law.

7.           Affiliates. An “Affiliate” of a Person is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person.  “Person” includes a natural person, a trust or estate, a Company, partnership, limited liability company, or other legal entity.

8.           Code Section 409A. It is intended that the payments under this letter agreement shall be exempt from, or in compliance with, Code Section 409A, and each Company reserves the right to amend the terms of this letter agreement if necessary either to exempt the payments or comply with Code Section 409A, as applicable.  However, in no event shall the Companies be responsible for any tax or penalty owed by Executive or Executive’s Spouse or beneficiary, with regard to any benefit provided for under the Employment Agreement.

9.           Additional Agreements. You further agree that as of the date hereof, you have returned to each Company any and all property, tangible or intangible, relating to its business, which you possessed or had control over at any time (including, but not limited to, company-provided credit cards, building or office access cards, keys, computer equipment, manuals, files, documents, records, software, customer data bases and other data) and that you shall not retain any copies, compilations, extracts, excerpts, summaries or other notes of any such manuals, files, documents, records, software, customer data bases or other data.

10.           Confidentiality of this Letter Agreement. The contents of this letter agreement, including but not limited to its financial terms, are strictly confidential. By signing this letter agreement you agree and represent that you will maintain the confidential nature of this letter agreement, except (a) to legal counsel, tax and financial planners, and immediate family who agree to keep it confidential, (b) as otherwise required by law, in which case you shall notify Processing in writing in advance of disclosure, and (c) as necessary to enforce this letter agreement.

11.           No Transfer or Assignment. You and the Companies agree that no interest or right you have or any of your beneficiaries has to receive payment or to receive benefits under this letter agreement shall be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment, or other alienation or encumbrance of any kind, except as required by law.  Nor may such interest or right to receive payment or distribution be taken, voluntarily or involuntarily, for the satisfaction of the obligations or debts of, or other claims against you or your beneficiary, including for alimony, except to the extent required by law.

12.           No Admissions. This letter agreement shall not be construed as an admission of any wrongdoing by any Company, or its directors, officers, agents and employees.

13.           Complete Agreement. This letter agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.  Notwithstanding anything to the contrary contained herein, you acknowledge and agree that you remain bound by that certain Confidentiality Agreement.

14.           Amendment of Agreement.  This letter agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.  The parties agree that this letter agreement may be amended solely to the extent necessary to bring this agreement into compliance with applicable law, including but not limited to, Code Section 409A.

15.           Governing Law; Venue; Jurisdiction. This letter agreement, and all matters arising and/or related hereto, shall be governed according to the laws of the State of Florida, without respect to its conflict of laws principles.  Each party hereby consents to the exclusive jurisdiction of the courts of the State of Florida and of the United States of America in the County of Broward for any actions, suits or proceedings arising out of or relating to this letter agreement and the transactions contemplated hereby (and each party agrees not to commence any action, suits or proceeding relating thereto except in such courts).

16.           Severability.  If any one or more of the terms, provisions, promises, covenants or conditions of this letter agreement or the application thereof to any person or circumstance will be adjudged to any extent invalid, unenforceable, void or voidable for any reason whatsoever by a court of competent jurisdiction or an arbitration tribunal, such provision will be as narrowly construed as possible, and each and all of the remaining terms, provisions, promises, covenants and conditions of this letter agreement or their application to other persons or circumstances will not be affected thereby and will be valid and enforcement to the fullest extent permitted by law.  To the extent this letter agreement is in violation of any applicable laws, the parties shall negotiate in good faith to amend this letter agreement, to the extent possible consistent with its purposes, to conform to applicable laws.  Neither party shall claim or assert illegality as a defense to the enforcement of this letter agreement or any provision hereof.

17.           Effectiveness. The parties may execute this letter agreement in separate counterparts, each of which shall be deemed an original and all of which together will constitute one and the same instrument.  To the extent signed and delivered by means of a facsimile machine or other electronic transmission (including transmission in portable document format by electronic mail), this letter agreement shall be treated in all manners and respects and for all purposes as an original and shall have the same binding legal effect as if it were the original signed version thereof delivered in person.  None of the parties shall raise the use of a facsimile machine or other electronic transmission to deliver a signature or the fact that such signature was transmitted or communicated through the use of a facsimile machine or other electronic transmission as a defense to the enforceability of this letter agreement and each of the parties forever waives any such defense.

Please indicate your agreement by signing this letter and returning it to us on or before _______________.

Very truly yours,

DJSP ENTERPRISES, INC.

By:
Name:
Its:

DAL GROUP, LLC

By:
Name:
Its:

DJS PROCESSING, LLC

By:
Name:
Its:

PROFESSIONAL TITLE AND ABSTRACT COMPANY OF FLORIDA, LLC

By:
Name:
Its:

DEFAULT SERVICING, LLC

By:
Name:
Its:

AGREED TO AND ACCEPTED BY:

Matthew S. Kayton

Dated:

EXHIBIT II

1. Claims Procedures

(a) Plan Administrator.  The administrator for purposes of the “Severance Benefit” (as defined in the Employment Agreement between Matthew S. Kayton (“Executive”) and DJSP Enterprises, Inc., DAL Group, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DJS Processing, LLC (“DJS Processing”)), dated March 2, 2010 (“Agreement”)), shall be DJS Processing (“Plan Administrator”), whose address is 900 S. Pine Island Road, Suite 400, Plantation, FL 33324, and whose telephone number is (954) 233-8000.  The “Named Fiduciary” as defined in Section 402(a)(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), also shall be the DJS Processing.  DJS Processing shall have the right to designate one or more employees as the Plan Administrator and the Named Fiduciary at any time, and to change the address and telephone number of the same.  DJS Processing shall give the Executive written notice of any change in the Plan Administrator and Named Fiduciary, or in the address or telephone number of the same.

(b) The Plan Administrator shall make all determinations as to the right of any person to receive benefits under this Agreement.  Any denial by the Plan Administrator of a claim for benefits by the Executive (“the Claimant”) shall be stated in writing by the Plan Administrator and delivered or mailed to the Claimant within ninety (90) days after receipt of the claim, unless special circumstances require an extension of time for processing the claim.  If such an extension is required, written notice of the extension shall be furnished to the Claimant prior to the termination of the initial ninety (90) day period.  In no event shall such extension exceed a period of ninety (90) days from the end of the initial period.  The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Plan Administrator expects to render the benefit determination.  Any notice of denial, written to the best of the Plan Administrator’s ability in a manner that may be understood without legal or actuarial counsel, shall set forth the (i) specific reasons for the denial, (ii) specific reference to pertinent provisions of this Agreement upon which the denial is based, (iii) a description of any additional material or information necessary for the Claimant to perfect the claim, with an explanation of why such material or information is necessary, and (iv) any explanation of claim review procedures, and the time limits applicable to such procedures, including a statement of the claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on review.

(c) A Claimant whose claim for benefits has been wholly or partially denied by the Plan Administrator may request, within sixty (60) days following the receipt of notification from the Plan Administrator of such denial, in a writing addressed to the Plan Administrator, a review of such denial.  The Claimant shall be entitled to submit written comments, documents, records, and other information relating to the claim for benefits, as the Claimant shall consider relevant to a determination of the claim.  Prior to submitting the request, the Claimant shall be entitled to, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information as are pertinent to the claim.  The Plan Administrator’s review will take into account all comments, documents, records and other information submitted by the Claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination in Section 1(b).  The Claimant may, at all stages of review, be represented by counsel, legal or otherwise, of the Claimant’s choice.  The Plan Administrator’s decision with respect to any such review shall be set forth in writing and shall be mailed to the Claimant not later than sixty (60) days following receipt by the Plan Administrator of the Claimant’s request unless special circumstances, such as the need to hold a hearing, require an extension of time for processing.  If the Plan Administrator determines that an extension of time for processing is required, written notice of the extension shall be furnished to the Claimant prior to the termination of the initial 60-day period.  In no event shall such extension exceed a period of sixty (60) days from the end of the initial period.  The extension notice shall indicate the special circumstance requiring an extension of time and the date by which the plan expects to render the determination on review.

(d) If the Plan Administrator denies a claim on review in whole or in part, it shall give the Claimant written notice of its decision setting forth the following: (i) the specific reasons for the denial and specific references to the pertinent provisions of this Agreement on which its decision was based; (ii) notice that the Claimant may obtain free of charge, copies of all documents, records and other information relevant to the Claimant’s claim; and (iii) a statement of the Claimant’s right to bring a civil action under Section 502(a) of ERISA.

2. ERISA.  The Agreement constitutes the DJS Processing, LLC Severance Plan (the “Plan”).  The Plan is categorized as a “welfare plan” under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), because it provides temporary severance benefits and not retirement benefits.  The Agreement combined with this Exhibit II is intended to constitute both a Plan document and a Summary Plan Description under ERISA.  This information set forth below is required to be distributed to the Executive under ERISA.

(a) The Plan Sponsor of the Plan is DJS Processing, LLC, 900 S. Pine Island Road, Suite 400, Plantation, FL 33324; the Plan Sponsor’s telephone number is (954) 233-8000.

(b) The Employer Identification Number assigned to DJS Processing, LLC is 27-0962943.

(c)  The Agent for Service of Process for the Employer is the President, whose address and telephone number are the same as under (1) above.

(d)  The Plan Number assigned to this Plan for Internal Revenue Service and Department of Labor reporting purposes is 502.

(e) The Plan Year on which records are maintained for the Plan is the calendar year, except for the first year of the Plan, when there shall be a short plan year from March 1, 2010 until December 31, 2010.

(f)  The following statement is required by federal law and regulations in order that the Executive might be informed of Executive’s rights under ERISA.

(i)  As a participant in this Plan, the Executive is entitled to certain rights and protections under ERISA.  ERISA provides that all participants in the Plan shall be entitled to:

(ii) Examine, without charge, at the Plan Administrator’s office, all Plan documents including insurance contracts and copies of all documents filed by the Plan with the U.S. Department of Labor.

(iii)  Obtain personal copies of all Plan documents and other Plan information upon written request to the Plan Administrator.  The Plan Administrator may make a reasonable charge for the copies.

(iv)  Receive a summary of the Plan’s annual financial report.  The law requires that a copy of this summary annual report be furnished to each participant if the Plan has 100 or more participants.

(v) In addition to creating rights for participants, ERISA imposes duties upon the people who are responsible for the operation of the Plan.  The people who operate the Plan, called “fiduciaries” of the Plan, have a duty to do so prudently and in the interest of the Employee and other Plan participants and beneficiaries.

(vi)  No one, including the Company or any other person, may fire the Executive or otherwise discriminate against the Executive solely for the reason of preventing the Executive from obtaining a benefit or exercising Executive’s rights under ERISA.

(vii) If the Executive makes a claim for a benefit which is denied in whole or in part, the Executive  must receive a written explanation of the reason for the denial.  The Executive has the right to have a denied claim reviewed.

(viii)  Under ERISA, there are steps the Executive can take to enforce the above rights.   For instance, if the Executive requests materials from the Plan Administrator to which the Executive is entitled and does not receive them within thirty (30) days, the Executive may file suit in a federal court.  In such a case, the court may require the Plan Administrator to provide the materials and pay the Executive up to one hundred ten dollars ($110) a day until the Executive receives the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator.

(ix)  If the Executive has a claim for benefits which is wrongfully denied or ignored, in whole or in part, the Executive may file suit in a state or federal court.

(x)  If it should happen that the Plan fiduciaries misuse the Plan’s money, or if the Executive is discriminated against for asserting Executive’s rights, the Executive may seek assistance from the U.S. Department of Labor, or the Executive may file suit in a federal court.  The court will decide who should pay court costs and legal fees.  If the Executive is successful, the court may order the person the Executive sued to pay these costs and fees.  If the Executive loses, the court may order the Executive to pay these costs and fees, for example, if it finds the Executive’s claim is frivolous.

(xi)  If the Executive has any questions about the Plan, Executive should contact the Plan Administrator.

(xii)  If the Executive has any questions about this statement or about Executive’s rights under ERISA, the Executive should contact the nearest local office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in the telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.  The Executive may also obtain certain publications about the Executive’s rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Administration.

3. Reporting and Disclosure.  DJS Processing, from time to time, shall provide government agencies with such reports concerning this Agreement as may be required by law, and the DJS Processing shall provide the Executive with such disclosure concerning this Agreement as may be required by law or as the Executive may deem appropriate.

4. Non-Alienation of Benefits.  Except in so far as this provision may be contrary to applicable law, no sale, transfer, alienation, assignment, pledge, collateralization, or attachment of any benefits under the Agreement shall be valid.

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